SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                 Commission File Number: 1-13772

                           NOTIFICATION OF LATE FILING

(Check One): [X]     Form 10-K       Form 11-K      Form 20-F      Form 10-Q

[ ]  Form N-SAR
          For Period Ended December 31, 1999

[ ]  Transition Report on Form 10-K        [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F        [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K
             For the Transition Period Ended:__________________________________


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: HealthPlan Services Corporation

Address of principal executive office (STREET AND NUMBER):
         3501 Frontage Road

City, state and zip code:
         Tampa, Florida  33607

                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (CHECK BOX IF APPROPRIATE.)

[X]
               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


               (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the


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                    subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period:

         HealthPlan Services Corporation (the "Company") is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (the "Form 10-K") by March 30, 2000, although the Company will file the Form 10-K within the fifteen calendar day time limit prescribed under Rule 12b-25 under the Securities Exchange Act of 1934, as amended. This delay is caused by the need for additional time for the lenders under the Company's credit facility to complete their due diligence in connection with the proposed assumption or restructuring of the Company's obligations under the credit facility.

         As disclosed in the Current Report on Form 8-K filed by the Company on February 23, 2000, the Company entered into an Amended and Restated Agreement and Plan of Merger, dated February 18, 2000, with UICI, a Delaware Corporation, UICI Capital Trust I, a Delaware business trust, and UICI Acquisition Co., a Delaware corporation and a wholly owned subsidiary of UICI (the "Merger Agreement"). The Merger Agreement contemplates that, upon the terms and conditions set forth in the Merger Agreement, UICI Acquisition Co. will be merged with and into the Company, with the Company being the surviving corporation in the merger (the "Merger").

         The terms of the Company's credit facility are set forth in an Amended and Restated Credit Agreement, dated as of May 1, 1998, as amended (the "Credit Agreement"), between the Company, the lenders named in the Credit Agreement, and First Union National Bank, as administrative agent ("First Union"). For the purposes hereof, such lenders and First Union are collectively referred to as the "Lenders."

         The Merger Agreement, as amended on March 23, 2000, provides that UICI and UICI Acquisition Co. will have no obligation to effect the Merger unless UICI receives, on or before April 15, 2000, the written consent of the Lenders with respect to UICI's assumption of the Company's obligations under the Credit Agreement. As of the date of this filing, the Lenders are still engaged in due diligence regarding the possible assumption of the Company's credit facility by UICI or some alternative restructuring of the Company's credit facility. The Lenders have previously waived certain financial covenant defaults under the Credit Agreement through April 15, 2000. The continuation of this waiver beyond April 15, 2000, cannot be documented until the Lenders complete their due diligence and determine whether they will consent to the assumption of the credit facility by UICI or consent to some other restructuring of the Company's credit facility. Accordingly, the Company cannot include a meaningful presentation of its debt in the financial statements to be contained in the Form 10-K until the Lenders have completed their due diligence and decided whether they will consent to the assumption or restructuring of the credit facility. The outcome of this issue may also influence the opinion to be provided by the Company's independent auditors in connection with such financial statements. Consequently, the Company cannot file its Form 10-K by March 30, 2000, without unreasonable effort or expense.


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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

PHILLIP S. DINGLE                                (813) 289-1000 EXT. 2048
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          (Name)                                 (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         HEALTHPLAN SERVICE CORPORATION
                  -------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  MARCH 28, 2000           By  /s/  PHILLIP S. DINGLE
                                   ------------------------------------------
                                   Phillip S. Dingle, Chief Financial Officer